HOLODIA

Dear [redacted]

I hope you are well, and that you have had a great summer!

I wanted to give you an update on past results and a new crowdfunding campaign opportunity!

We came a long way since our last crowdfunding campaign in 2022, and achieved a number of important goals:

1. Holodia AG, our operating company, has issued its first net positive operating result at the end of 2023. We are proud to have achieved this important milestone on our journey to make Holodia a profitable, attractive company and increase value for our investors.

2. 2023 Financial statements also presented a stronger balance sheet, enabled by a significant increase in the company's' intangible asset base (direct value!). This was brought about by a review of our accounting policies which resulted in an asset increase. This development, albeit a technicality, will help us increase valuation in future rounds, or exit opportunities.

3. We have also expanded our market to new business customers, including a number of universities, rehabilitation centers, and older adults facilities. HOLOFIT has been an important tool in therapy and rehabilitation, and you can read more about how it It improves physical endurance, stability, and motivation, and can even reduce neuropathic pain, stress, and anxiety in Centrum Paraple here.

4. HOLOFIT subscribers have achieved more than 2 million workouts on HOLOFIT, using different fitness machines and our HOLOFIT Freestyle and Freestyle combo. They've also increased their workout frequency to 5 times per week, and for the average workout length for 29 minutes!

5. Finally, we have grown our revenues by 20%, improved our subscriber retention rate to 93.5%, and managed to keep our costs at a very low level, which we found important in a year that was globally very financially challenging.


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We have also done A LOT on the product development side, adding new content, improving our backend architecture and getting it ready for significant scaling, improving the graphic performances of our app on Meta Quest3, introducing new challenges, including our own HOLOlympics and much more.

With all of this, we decided that we are ready for the next phase, and the supercharged growth we plan to achieve in the next 12 months. This is why we are raising another crowdfunding round on Wefunder, raising up to $500k to invest primarily in scaling our marketing spend, and our content production.

This round will have our company valuated at $25 million, an increase from the last round you took part in, where the company was valued at $15 million.

We want to offer you a special deal: the first $100k invested will get a 20% discount on valuation.

And we also want to show a sign of appreciation to all of you that have been with us in the last round, and want to follow up with a new investment: we will give everyone who invests again a 50% discount on all campaign perks!

- "Lifetime subscription for HOLOFIT VR Fitness! All content, workout programs, mulitiplayer races and challenges and much more, for as long as you want!" perk will be offered to you for a new investment of $500 (instead for the investment of above $1,000.)
- “Leave your mark on a HOLOworld! We'll add any item, photo or character in one of the selected HOLOworlds, and you get to enjoy it

every time you work out!" perk will be offered to you for a new investment of $2,500 (instead for the investment of above $5,000.)

- "Your character in HOLOFIT VR Fitness! Become a part of HOLOFIT in the best way possible, having your personalized avatar in our HOLOWORLDS! You can decide what your character should look like, we make sure that you become a Superhero and a part of the HOLOFIT content story!" perk will be offered to you for a new investment of $5,000 (instead for the investment of above $10,000.)
- "Your own HOLOworld!!! You come with design ideas, we put them to life. You'll be a part of VR Fitness forever!" perk will be offered to you for a new investment of $12,500 (instead for the investment of above $25,000.)

This opportunity is also time-limited and value capped. You will have the next few weeks to invest under “Friends & Family” preferential conditions.

If you are investing from the US, simply head to **our pitch page** and follow the steps.

If you’re investing from outside US, check out this brief international investor guide, and then head to our pitch page.

Invest today

Regardless of whether you can reinvest or not, please take a moment to be proud to be a part of our company, and happy that we have achieved this much, all with your help. We appreciate you being a part of Holodia’s journey and we will do our best to keep up with good work.

Have a great day and, as always, stay HOLOFIT

Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Holodia AG, Brandschenkestrasse 178, 8002 Zürich, Switzerland